Exhibit 99.1

Ayr Wellness Closes Acquisition of Garden State Dispensary

MIAMI – September 15, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator, today announced it has closed, through a wholly owned subsidiary, on the purchase of 100% of the membership interests of GSD NJ LLC (“Garden State Dispensary” or “GSD”), one of the 12 existing vertical permit holders in the State of New Jersey and one of the state’s original six alternative treatment centers (“ATCs”).

GSD has three open dispensaries, the maximum allowed under its permit, at heavily trafficked highway locations throughout the central region of the state, as well as approximately 30,000 sq. ft. of operational cultivation and production facilities. An additional 75,000 sq. ft. of cultivation is under construction.

“We are thrilled to be welcoming Garden State Dispensary to the Ayr team and for the opportunity to serve the New Jersey cannabis marketplace. New Jersey presents a tremendous opportunity for Ayr, with high population density, a noted demand for cannabis, a disciplined license structure and adult-use sales rapidly approaching. We look forward to introducing the great people of New Jersey to our quality offerings, including key brands such as Origyn Extracts and Kynd premium flower, via our three retail locations and in the broader wholesale market,” said Jonathan Sandelman, Founder, CEO and Chairman of Ayr.

Total up-front consideration of US$101 million includes US$41 million in cash, US$30 million in exchangeable shares and US$30 million in the form of a promissory note. Earn-outs based on exceeding revenue target thresholds in 2022 will be capped at a maximum of US$97 million and payable in a combination of cash, promissory notes and exchangeable shares. Including the maximum earn-out consideration, the Company estimates this represents a forward multiple of approximately 4x anticipated 2022 Adjusted EBITDA1.

The New Jersey Cannabis Regulatory Commission (“CRC”) approved CSAC Acquisition NJ Corp., a wholly owned Ayr subsidiary, to acquire 100% of the membership interests in GSD NJ LLC, during its meeting on September 14, 2021.

In November 2020, New Jersey voters approved a referendum legalizing cannabis for adult use in the state. In February 2021, legislation implementing legalization was enacted that will enable the current 12 medical cannabis permit holders to be first to market when the CRC creates a regulatory framework and permits adult-use sales to commence. BDSA estimates the adult-use market size, once sales commence, to reach US$1 billion in 2022. New Jersey is the 11th most populous state in the U.S. with 9 million residents and currently has 36 approved dispensary licenses (19 of which are operational) and 12 approved cultivators.

Non-GAAP Measures

“Adjusted EBITDA” represents loss from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs. A reconciliation of how Ayr calculates Adjusted EBITDA and other disclosures concerning non-GAAP measures is provided in our MD&A for the six months ended June 30, 2021. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

1 Adjusted EBITDA of GSD NJ LLC expected in 2022 based on Company estimates.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com